SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Torchlight Energy Resources, Inc.
 (Name of Issuer)

Common Stock, $0.001 Per Share Par Value
(Title of Class of Securities)

89102U103
(Cusip Number)

Greg McCabe
500 West Texas Ave., Suite 890
Midland, Texas 79701
432-684-0018
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein with respect to Greg McCabe is 13,648,390, which constitutes approximately 21.7% of the 62,798,891 shares deemed outstanding with respect to Mr. McCabe pursuant to Rule 13d-3(d)(1)(i) under the Act.  The total number of shares of stock reported herein with respect to G Mc Exploration, LLC is 884,055, which constitutes approximately 1.4% of the 62,798,891 shares deemed outstanding with respect to G Mc Exploration, LLC pursuant to Rule 13d-3(d)(1)(i) under the Act.  The total number of shares of stock reported herein with respect to McCabe Petroleum Corporation is 2,500,000, which constitutes approximately 4% of the 62,711,935 shares deemed outstanding with respect to McCabe Petroleum Corporation pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 62,798,891 shares outstanding with respect to Mr. McCabe and G Mc Exploration, LLC and 62,711,935 shares outstanding with respect to McCabe Petroleum Corporation.

CUSIP No. 89102U103 13D

1. Name of Reporting Person:

Greg McCabe

2. Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3. SEC Use Only

4. Source of Funds: PF (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6. Citizenship or Place of Organization: United States citizen

7. Sole Voting Power:  12,764,335(1)
Number of
Shares
Beneficially 8. Shared Voting Power:  884,055(2)
Owned By
Each
Reporting 9. Sole Dispositive Power:  12,764,335(1)
Person
With
10. Shared Dispositive Power:  884,055(2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

13,648,390(3)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13. Percent of Class Represented by Amount in Row (11):  21.7%

14. Type of Reporting Person: IN
-----------------
(1)  Includes 2,500,000 shares issued to McCabe Petroleum Corporation, which is wholly-owned by McCabe.
(2)  McCabe may be deemed to have shared voting and shared dispositive power over 797,099 shares owned of record by GME and 86,956 shares issuable upon exercise of warrants held by GME, in each case based on his ownership of 50% of the outstanding membership interests of GME.
(3)  Includes 797,099 shares owned of record by GME, 86,956 shares issuable upon exercise of warrants issued to GME, and 2,500,000 shares owned of record by MPC. McCabe may be deemed to have beneficial ownership of such shares based on his ownership of 50% of the outstanding membership interests of GME and 100% of the outstanding capital stock of MPC.

CUSIP No. 89102U103 13D

1. Name of Reporting Person:

G Mc Exploration, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3. SEC Use Only

4. Source of Funds: OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6. Citizenship or Place of Organization: Texas

7. Sole Voting Power:  884,055(1)
Number of
Shares
Beneficially 8. Shared Voting Power:  0
Owned By
Each
Reporting 9. Sole Dispositive Power:  884,055(1)
Person
With
10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

884,055(1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13. Percent of Class Represented by Amount in Row (11): 1.4%

14. Type of Reporting Person: OO
-----------------
(1)  Includes 86,956 shares issuable upon exercise of warrants issued to GME.

CUSIP No. 89102U103 13D

1. Name of Reporting Person:

McCabe Petroleum Corporation

2. Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3. SEC Use Only

4. Source of Funds: OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6. Citizenship or Place of Organization: Texas

7. Sole Voting Power:  2,500,000
Number of
Shares
Beneficially 8. Shared Voting Power:  0
Owned By
Each
Reporting 9. Sole Dispositive Power:  2,500,000
Person
With
10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

2,500,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13. Percent of Class Represented by Amount in Row (11):  4%

14. Type of Reporting Person: CO
-----------------

     Pursuant to Rule 13d‑2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and supplement the Schedule 13D Statement filed by the undersigned on May 27, 2015 (as amended by that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015 and that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on April 12, 2017, the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Stock"), of Torchlight Energy Resources, Inc. (the "Issuer"), to update certain information with respect to the undersigned's interest in the Stock and to correct an error previously contained in the Schedule 13D. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Pursuant to Rule 13d-1(k)(1) under the Act, this Schedule 13D is being filed on behalf of Greg McCabe ("McCabe"), G Mc Exploration, LLC, a Texas limited liability company ("GME"), and McCabe Petroleum Corporation, a Texas corporation ("MPC").  McCabe, GME and MPC may be referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."  McCabe is the beneficial owner of fifty percent (50%) of the outstanding membership interests of GME and is the beneficial owner of one hundred percent (100%) of the outstanding shares of capital stock of MPC.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.  A Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 99.9.

(b)  McCabe's business address, and the address of MPC's principal business and office, is 500 West Texas Ave., Suite 890, Midland, Texas 79701.  The address of GME's principal business and office is 400 Pine Street, Suite 700, Abilene, Texas 79601.

(c)  McCabe's principal occupation is President of McCabe Ventures, LLC.  The principal business of McCabe Ventures, LLC is investments in various energy, real estate and other businesses.  The principal business address of McCabe Ventures, LLC is 500 West Texas Ave., Suite 890, Midland, Texas 79701.  The principal business of GME is oil and gas exploration.  The principal business of MPC is investments in various energy, real estate and other businesses.

(d) and (e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) McCabe is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first paragraph of Item 3 is hereby amended and restated in its entirety as follows:

On September 23, 2014, the Issuer issued 868,750 shares of Stock to McCabe as consideration for the purchase by the Issuer from McCabe of the outstanding equity securities of Hudspeth Oil Corporation ("Hudspeth").  Such issuance and purchase were undertaken pursuant to a Purchase Agreement, dated as of August 7, 2014 (the "Hudspeth Agreement"), by and among the Issuer, McCabe, Hudspeth and MPC.  As provided in the Hudspeth Agreement and the participation agreement executed and delivered in connection therewith, McCabe received a reversionary interest with respect to certain of the real property leasehold interests and related assets held by Hudspeth in the event that the Issuer does not commence drilling on such real property by March 30, 2015.

Item 3 is hereby amended by adding the following paragraphs to the end of Item 3:

On November 14, 2017, MPC, Warwink Properties, LLC, a Texas limited liability company and wholly-owned subsidiary of MPC ("Warwink"), the Issuer and Torchlight Wolfbone Properties, Inc. a Texas corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), entered into an Agreement and Plan of Reorganization (the "Warwink Agreement").  As set forth in the Warwink Agreement, at the Closing (as defined therein) Merger Sub is to merge with and into Warwink, with Warwink as the surviving organization, resulting in Warwink becoming a wholly-owned subsidiary of the Issuer and the equity interests of Warwink outstanding immediately prior to Closing, all of which are held by MPC, being converted into the right to receive 2,500,000 shares of Stock issued through a private placement transaction (such transactions being collectively referred to herein as the "Warwink Merger").  The obligations of the parties to consummate the Closing under the Warwink Agreement are subject to certain conditions, including, without limitation, the closing the transaction between MPC and MECO IV, LLC ("MECO") for the purchase and sale of certain assets as contemplated by the Purchase and Sale Agreement by and among MPC, MECO and certain additional parties dated November 9, 2017.

On December 1, 2017, the Warwink Merger was consummated pursuant to the Warwink Agreement (including, without limitation, the Plan of Merger attached as an exhibit thereto) and the Certificate of Merger filed on December 5, 2017 with the Secretary of State of the State of Texas.  Per the terms of the Warwink Agreement, MPC received 2,500,000 shares of Stock in connection therewith.

The foregoing descriptions of the Warwink Agreement and the Warwink Merger do not purport to be complete and are qualified in their entirety by the description of such transactions set forth in the Current Report on Form 8-K filed by the Issuer on November 15, 2017, the Current Report on Form 8-K filed by the Issuer on December 5, 2017 and the actual text of the Warwink Agreement, a copy of which is attached hereto as Exhibit 99.10.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Clauses (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)

Reporting Persons

McCabe

McCabe is the beneficial owner of a total of 13,648,390 shares of the Stock, which constitutes approximately 21.7% of the outstanding shares of the Stock.  Such shares include:  (i) 10,264,335 shares owned beneficially and of record by McCabe, (ii) 884,055 shares beneficially owned by GME (comprised of 797,099 shares owned beneficially and of record by GME and 86,956 shares issuable upon exercise of warrants issued to GME), of which McCabe may be deemed to hold beneficial ownership as a result of his ownership of 50% of the outstanding membership interests of GME and (iii) 2,500,000 shares of Stock beneficially owned by MPC, of which McCabe may be deemed to hold beneficial ownership as a result of his ownership of 100% of the outstanding shares of capital stock of MPC.

GME

GME is the beneficial owner of 884,055 shares of the Stock, which constitutes approximately 1.4% of the outstanding shares of the Stock.  Such shares include (i) 797,099 shares owned beneficially and of record by GME, and (ii) 86,956 shares issuable upon exercise of warrants issued to GME.

MPC

MPC is the beneficial owners of 2,500,000 shares of Stock, which constitutes approximately 4.0% of the outstanding shares of the Stock.

(b)

Reporting Persons

McCabe

McCabe has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 12,764,335 shares of the Stock, including 2,500,000 Shares that were issued to MPC (all of the outstanding capital stock of which is owned by McCabe).  McCabe may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 797,099 shares of the Stock owned of record by GME (and the 86,956 shares issuable upon exercise of warrants issued to GME) based on his ownership of 50% of the outstanding membership interests of GME .

GME

GME has the sole power to vote or direct the vote and to dispose or to direct the disposition of an aggregate of 797,099 shares of the Stock (and the 86,956 shares issuable upon exercise of warrants issued to GME).

MPC

MPC has the sole power to vote or direct the vote and to dispose or to direct the disposition of an aggregate of 2,500,000 shares of the Stock.

Clause (c) of Item 5 is hereby amended to add the following to the end of the paragraph regarding McCabe as a Reporting Person:

On November 14, 2017, MPC entered into the Warwink Agreement described in Item 3 above (which Item 3 is incorporated by reference herein).  On December 1, 2017, upon the closing of the Warwink Merger as contemplated in the Warwink Agreement, MPC received the right to acquire 2,500,000 shares of Stock pursuant to the Warwink Agreement.  McCabe may be deemed to hold beneficial ownership of such shares based on his ownership of one hundred percent (100%) of the outstanding capital stock of MPC.

Clause (c) of Item 5 is hereby amended to add the following paragraph regarding MPC as a Reporting Person:

MPC

On November 14, 2017, MPC entered into the Warwink Agreement described in Item 3 above (which Item 3 is incorporated by reference herein).  On December 1, 2017, upon the closing of the Warwink Merger as contemplated in the Warwink Agreement, MPC received the right to acquire 2,500,000 shares of Stock issued through a private placement transaction pursuant to the Warwink Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following:

Exhibit 99.9 – Joint Filing Agreement by and among the Reporting Persons, dated as of December 5, 2017.

Exhibit 99.10 – Agreement and Plan of Reorganization by and among Warwink, MPC, the Issuer and Merger Sub, dated as of November 14, 2017.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 7, 2017

/s/ Greg McCabe

G MC EXPLORATION, LLC

By:/s/ Greg McCabe
Name:  Greg McCabe
Title:  President

MCCABE PETROLEUM CORPORATION

By:/s/ Greg McCabe
Name:  Greg McCabe
Title:  President